                                                         File No. 70-9089

                       CERTIFICATE OF NOTIFICATION

                                (Rule 24)

                                  to the

                    SECURITIES AND EXCHANGE COMMISSION

                                    by

                 GRANITE STATE ELECTRIC COMPANY (Granite)
              MASSACHUSETTS ELECTRIC COMPANY (Mass Electric)
                     NANTUCKET ELECTRIC COMPANY (NEC)
             THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
           NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
                  NEW ENGLAND ENERGY INCORPORATED (NEEI)
    NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.(Mass Hydro)
          NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                     NEW ENGLAND POWER COMPANY (NEP)
                NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)
                    NEW ENGLAND ELECTRIC SYSTEM (NEES)

    It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-1 as amended and the Orders of the Securities and Exchange Commission dated October 29, 1997 and June 2, 1998 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Orders of the Commission.

    During the quarter ended June 30, 1999, Borrowing Companies made new money borrowings as indicated in Exhibit A-1 hereto, the proceeds of which were used to pay then outstanding notes initially issued to banks and/or dealers in commercial paper and/or borrowings from the Money Pool, to provide new money for capitalizable expenditures and/or to reimburse the treasury therefor, and for other corporate purposes relating to ordinary business operations, including working capital and the financing of construction and property acquisitions. The maximum concurrent amount of short-term borrowings outstanding during the quarter and the amount outstanding at the end of the quarter is shown in Exhibit A-1.

    No funds borrowed were paid by a subsidiary company to NEES through dividends for the purpose of NEES acquiring an interest in an exempt wholesale generator or in a foreign utility company.
                                  SIGNATURES

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Certificate of Notification, Commission's File No. 70-9089 to be signed on its behalf by the undersigned officers thereunto duly authorized.

     NEW ENGLAND ELECTRIC SYSTEM
     MASSACHUSETTS ELECTRIC COMPANY
     THE NARRAGANSETT ELECTRIC COMPANY
     NEW ENGLAND POWER COMPANY
     NEW ENGLAND POWER SERVICE COMPANY
     NANTUCKET ELECTRIC COMPANY
     NEW ENGLAND ENERGY INCORPORATED
     NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
     NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
     NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.



          s/ John G. Cochrane
     By ______________________________
          John G. Cochrane
          Treasurer


     GRANITE STATE ELECTRIC COMPANY


          s/ John G. Cochrane
     By _______________________________
          John G. Cochrane
          Assistant Treasurer




Date: August 12, 1999


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.